UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 5 pages

CUSIP NO. 320654205             13G



1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Frederick E. Crispin, Jr.
     SS ####-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   NEW JERSEY, USA


5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   46,877


6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   2,662


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   46,877


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   2,662


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   49,539


10.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES CERTAIN
     SHARES:


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9:   5.06%


12.  TYPE OF REPORTING PERSON:  INDIVIDUAL




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


                               SCHEDULE 13G



ITEM 1(a)  Name of Issuer:

            First Keystone Corporation


ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           111 West Front Street, Berwick, Pennsylvania  18603



ITEM 2(a)  Name of Person Filing:

           Frederick E. Crispin, Jr.


ITEM 2(b)  Address of Principal Business Office or, if none,
           Residence:

           3 Cedarbrook Terrace, Princeton, New Jersey  08540


ITEM 2(c)  Citizenship:

           USA


ITEM 2(d)  Title of Class of Securities:

           Common stock, par value $2.00 per share


ITEM 2(e)  CUSIP Number:

           320654205




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


ITEM 3  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
        OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a)      Broker or Dealer registered under Section 15
                  of the Act
        (b)      Bank as defined in section 3(a)(6) of the Act
        (c)      Insurance Company as defined in section
                  3(a)(19) of the Act
        (d) Investment Company registered under section 8 of the Investment Company Act
        (e) Investment Advisor registered under section 203 of the Investment Advisors Act of 1940
        (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see paragraph 240.13d-1(b)(1)(ii)(F)
        (g) parent Holding Company, in accordance with paragraph 240.13d-1(b)(ii)(G)
        (h)      Group, in accordance with paragraph 240.13d-
                  1(b)(1)(ii)(H)
        (i)  X   Filed under new rules as passive investor



ITEM 4  OWNERSHIP

        (a)  Amount Beneficially Owned:  49,539 shares
        (b)  Percent of Class:  5.06%
        (c)  Number of shares as to which such person has:
             (i)     sole power to vote or to direct the vote:
                     46,877
             (ii)    shared power to vote or to direct the vote:
                     2,662
             (iii)   sole power to dispose or to direct the
                     disposition of: 46,877
             (iv) shared power to dispose or to direct the disposition of: 2,662



ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Is this statement being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities?

        Not applicable.


ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON

        5,324 shares held by Frederick E. Crispin, Jr., individually and 41,553 held as Trustee for the Revocable Deed of Trust of Frederick E. Crispin




                             Page 4 of 5 pages

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
        WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE
        PARENT HOLDING COMPANY

        Not applicable.


ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
        GROUP

        Not applicable.


ITEM 9  NOTICE OF DISSOLUTION OF GROUP

        Not applicable.



ITEM 10 CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                March 2, 1998




                                Frederick E. Crispin, Jr.





                             Page 5 of 5 pages